                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K


                   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                     For The Fiscal Year Ended June 30, 1996

                             Commission File #1-7608



                          A. TITLE AND ADDRESS OF PLAN:

                           RETIREMENT AND SAVINGS PLAN
                                       OF
                            LOCTITE PUERTO RICO, INC.

                          #9 VICENTE QUILINCHINI AVENUE
                        SABANA GRANDE, PUERTO RICO 00637


            B. NAME AND ADDRESS OF ISSUER OF SECURITIES HELD BY PLAN:

                               LOCTITE CORPORATION

                              10 COLUMBUS BOULEVARD
                           HARTFORD, CONNECTICUT 06106

Financial Statements and Exhibits

                                                                                                              Page No.
                                                                                                              --------
(A)           Financial Statements:

              Report of Independent Accountants                                                                  1

              Statement of Net Assets Available for Plan Benefits - June 30, 1996 and 1995                       2

              Statement of Changes in Net Assets Available for Plan Benefits - Year Ended                        3
                  June 30, 1996 and 1995

              Notes to Financial Statements                                                            4 - 5 - 6 - 7 - 8 - 9

              Statement of Investments June 30, 1996                                                            10

              Schedules - Schedules I, II, and III have been omitted because the required information is shown in the financial statements or notes thereto.

(B)           Exhibits

              Consent of Independent Accountants                                                                E-1


                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee have duly caused this annual report to be signed by the undersigned, thereunto duly authorized.

                        RETIREMENT AND SAVINGS PLAN OF LOCTITE PUERTO RICO, INC.
                                                 (Registrant)


                                  /s/ Marcus J. Rodriguez
                                  ------------------------------------------
                                   Marcus J. Rodriguez, Finance Director


DATE:   DECEMBER 13, 1996

                                                                        [LOGO]

        RETIREMENT AND SAVINGS PLAN OF

           LOCTITE PUERTO RICO, INC.

           (SAVINGS PLAN FUND ONLY)

           FINANCIAL STATEMENTS AND

            ADDITIONAL INFORMATION

            JUNE 30, 1996 AND 1995

                                                                        [LOGO]

                         RETIREMENT AND SAVINGS PLAN OF


                            LOCTITE PUERTO RICO, INC.

                            (SAVINGS PLAN FUND ONLY)

                  TABLE OF CONTENTS TO FINANCIAL STATEMENTS AND

                             ADDITIONAL INFORMATION


                                                                              Page
                                                                              ----

Financial Statements:

Report of Independent Accountants .....................................        1

Statement of Net Assets Available for
 Benefits with Fund Information .......................................        2

Statement of Changes in Net Assets Available
 for Benefits with Fund Information ...................................        3

Notes to the Financial Statements .....................................       4-9

Additional Information:*

Schedule I - Schedule of Assets Held for Investment
 Purposes .............................................................       10


       * Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


October 11, 1996

To the Participants and Administrator of the Retirement and Savings Plan of Loctite Puerto Rico, Inc.
(Savings Plan Fund only)

We have audited the accompanying statements of net assets available for benefits of the Retirement and Savings Plan of Loctite Puerto Rico, Inc. (Savings Plan Fund only) (the Plan) as of June 30, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 1996 and 1995 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in
Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. The additional schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/S/ Price Waterhouse
-----------------------------

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 10 Expires Dec. 1, 1998
Stamp 1392019 of the P.R. Society of
Certified Public Accounts has been
affixed to the file copy of this report

                         RETIREMENT AND SAVINGS PLAN OF
                            LOCTITE PUERTO RICO, INC.

                            (SAVINGS PLAN FUND ONLY)
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)

                                                                                June 30, 1996
                                                                                -------------
                                       Company       Fixed     Diversified                U.S.
                                        Stock       Income       Equity       Foreign    Equity      Loan
                                         Fund        Fund         Fund         Fund       Fund       Fund          Total
                                       -------      ------     ----------    --------    ------      ----          -----
Assets

Investments, at fair value:
   Loctite Corporation Common
    Stock Fund                        $918,933                                                                  $  918,933
   Fixed Income Fund
   Diversified Equity Fund                                       $494,719                                          494,719
   Templeton Foreign Fund                                                    $6,276                                  6,276
   Fidelity Magellan Fund                                                               $14,558                     14,558
   Loans to participants                                                                           $301,836        301,836
                                      --------      --------     --------    ------     -------    --------     ----------

                                       918,933                    494,719     6,276      14,558     301,836      1,736,322
Guaranteed insurance contract, at
 contract value                                     $778,235                                                       778,235
                                      --------      --------     --------    ------     -------    --------     ----------

Total investments                      918,933       778,235      494,719     6,276      14,558     301,836      2,514,557
                                      --------      --------     --------    ------     -------    --------     ----------

Receivables:
   Employee contributions                5,457         9,735       13,790       830       1,899                     31,711
   Employer contributions               12,450                                                                      12,450
   Loans receivable                      3,722         2,619        2,615       356         387                      9,699
   Interfund  transfer pending             (62)        3,478       (3,009)      179        (586)
   Accrued interest and dividends
      receivables                        5,870         3,948           13         1           1                      9,833
                                      --------      --------     --------    ------     -------    --------     ----------

Total receivables                       27,437        19,780       13,409     1,366       1,701                     63,693

   Cash (overdraft)                        (15)         (343)                                                         (358)
                                      --------      --------     --------    ------     -------    --------     ----------

Net assets available for benefits     $946,355      $797,672     $508,128    $7,642     $16,259    $301,836     $2,577,892
                                      ========      ========     ========    ======     =======    ========     ==========


                                         June 30, 1995
                                         -------------
                                              Total
                                              -----
Assets

Investments, at fair value:
   Loctite Corporation Common
    Stock Fund                              $  841,614
   Fixed Income Fund
   Diversified Equity Fund                     358,277
   Templeton Foreign Fund                          633
   Fidelity Magellan Fund                        1,772
   Loans to participants                        28,069
                                            ----------

                                             1,230,365
Guaranteed insurance contract, at
 contract value                                778,387
                                            ----------

Total investments                            2,008,752
                                            ----------

Receivables:
   Employee contributions
   Employer contributions
   Loans receivable
   Interfund  transfer pending
   Accrued interest and dividends
      receivables                               10,619
                                            ----------

Total receivables                               10,619

   Cash (overdraft)                             33,417
                                            ----------

Net assets available for benefits           $2,052,788
                                            ==========


         The accompanying notes are an integral part of this statement.

                         RETIREMENT AND SAVINGS PLAN OF
                            LOCTITE PUERTO RICO, INC.

                            (SAVINGS PLAN FUND ONLY)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND
INFORMATION)

                                                                               June 30, 1996
                                                                               -------------
                                                Company       Fixed     Diversified                U.S.
                                                 Stock       Income       Equity       Foreign    Equity      Loan
                                                  Fund        Fund         Fund         Fund       Fund       Fund
                                                -------      ------     ----------    --------    ------      ----
Assets

Additions to net assets attributed to:
   Investment income:
      Interest                                 $    631      $ 47,696     $    351    $   18     $    39
      Dividends                                  19,525                     17,114       109       2,427
      Net appreciation (depreciation) in fair
      market value of investments                14,162                     57,477       338      (1,886)
                                               --------      --------     --------    ------     -------    --------

   Total investment income                       34,318        47,696       74,942       465         580
                                               --------      --------     --------    ------     -------    --------

Contributions:
   Participants                                  55,464       119,542      131,390     6,624      13,710
   Employer                                     129,859
   Loan repayment interest                        7,930         4,308        5,616       459         471    $   120
   Other interfund
   Other income                                                              1,278        53
                                               --------      --------     --------    ------     -------    --------

      Total contributions                       193,253       123,850      138,284     7,136      14,181         120
                                               --------      --------     --------    ------     -------    --------
      Total additions                           227,571       171,546      213,226     7,601      14,761         120
                                               --------      --------     --------    ------     -------    --------

Deductions from net assets attributed to:
   Benefits paid to participants                (39,930)      (43,178)     (21,401)

   Net transfer amount funds
      Participants' loans                      (119,556)     (136,223)     (66,217)   (1,771)     (1,795)    325,562
      Loan repayment                             18,848        14,039       12,188       803         825     (46,703)
      Loans terminations                                                                                      (5,212)
                                               --------      --------     --------    ------     -------    --------

      Total (deductions) additions             (140,638)     (165,362)     (75,430)     (968)       (970)    273,647
                                               --------      --------     --------    ------     -------    --------
      Net increase                               86,933         6,184      137,796     6,633      13,791     273,767

Net assets at beginning of year                 859,422       791,488      370,332     1,009       2,468      28,069
                                               --------      --------     --------    ------     -------    --------
Net assets at end of year                      $946,355      $797,672     $508,128    $7,642     $16,259    $301,836
                                               ========      ========     ========    ======     =======    ========


                                                            June 30, 1995
                                                            -------------
                                                   Total        Total
                                                   -----        -----
Assets

Additions to net assets attributed to:
   Investment income:
      Interest                                   $  48,735      $ 44,806
      Dividends                                     39,175        26,854
      Net appreciation (depreciation) in fair
      market value of investments                   70,091        95,191
                                                ----------    ----------

   Total investment income                         158,001       166,851
                                                ----------    ----------

Contributions:
   Participants                                    326,730       321,436
   Employer                                        129,859       124,987
   Loan repayment interest                          18,904
   Other interfund
   Other income                                      1,331
                                                ----------    ----------

      Total contributions                          476,824       446,423
                                                ----------    ----------
      Total additions                              634,825       613,274
                                                ----------    ----------

Deductions from net assets attributed to:
   Benefits paid to participants                  (104,509)      (52,386)

   Net transfer amount funds
      Participants' loans
      Loan repayment
      Loans terminations                            (5,212)
                                                ----------    ----------

      Total (deductions) additions                (109,721)     (52,386)
                                                ----------    ----------
      Net increase                                 525,104       560,888

Net assets at beginning of year                  2,052,788     1,491,900
                                                ----------    ----------
Net assets at end of year                       $2,577,892    $2,052,788
                                                ==========    ==========


         The accompanying notes are an integral part of this statement.

                         RETIREMENT AND SAVINGS PLAN OF

                            LOCTITE PUERTO RICO, INC.

                            (SAVINGS PLAN FUND ONLY)

                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 1 - REPORTING ENTITY:

Retirement and Savings Plan of Loctite Puerto Rico, Inc. (savings plan fund only) (the "Plan") was established on July 1, 1989. It is administered by a Savings Plan Committee appointed by the Committee on Human Resources of the board of directors of Loctite Puerto Rico, Inc. (the Company). The purpose of the Plan is to encourage and provide a convenient way for the employees of Loctite Puerto Rico, Inc. to save on a regular and long-term basis, to provide additional retirement benefits, and to encourage such employees to make and continue careers with the Company.

NOTE 2 - DESCRIPTION OF THE PLAN:

The following description of the Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of the Company who have one year of service (with at least 1,000 hours of service) and are age twenty one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Participants may contribute up to 16% of their annual compensation. The Company makes a contribution equivalent to 50% of the first 6% of each participant's contributions. The Company's contribution is invested solely in the Company's common stock fund. The participants' and Company's contributions are remitted monthly to the Trustee.

Investments Options

Participants' contributions are invested in any one or more of the following funds covered by the Plan as selected by the participants:

       Company Stock Fund - Funds are invested solely in Loctite Corporation's common stock. Participants' contributions to the Company's stock fund are limited to a maximum of 25% of their contributions.

       Fixed Income Fund - Funds are invested in guaranteed insurance contracts ("GIC") with Metropolitan Life Insurance Company, CNA Insurance Companies and New York Life Insurance Company. These contracts are designed to produce a fixed rate of return.

       Diversified Equity Fund - Participants' contributions to the diversified equity fund are invested in the Fidelity Advisor Equity Portfolio fund.

       Foreign Fund - Funds are invested in the Templeton Foreign mutual fund, which is composed of stocks and debt obligations of companies and governments outside the United States (U.S.).

       U.S. Equity Fund - Funds are invested in the Fidelity Magellan mutual fund, which is composed mostly of equity investments of domestic (U.S.) companies.

Participating Employees

There were 286 participating employees in the Plan as of June 30, 1996 and 268 as of June 30, 1995.

Vesting

Participants are fully vested at all times in their contributions and the investment experience associated therewith. Participants become fully vested in the Company's contributions and the investment experience associated therewith when they complete five years of service with the Company. In the event of a participant's death, disability, or retirement, all amounts in the participant's account become fully vested.

Loans

During 1995, the Plan was amended to include a Participant Loan Program. The provisions of the Participant Loan Program are in compliance with ERISA and Puerto Rico's laws and regulations.

A participant may request a loan from its own contribution accounts and the employers' match contribution. The loan cannot exceed either 50% of the vested balance in said accounts, or $50,000 less the highest outstanding loan balance in the prior year. The loan terms range from one to five years or up to 10 years for the purchase of dwellings. The loans are secured by the balance in the participants account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Principal and interest are collected through payroll deductions.

Interest earned on the loans is credited to the respective funds from which the loans were disbursed.

Forfeitures

Forfeitures are used to reduce the employer's contribution.

NOTE 3 - SUMMARY OF ACCOUNTING POLICIES:

Method of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

Investments

Plan investments, other than the GIC's, are stated at fair market value in the financial statements. The Company stock is valued at its quoted market price. Mutual fund investments are valued at fair value, representing the value at which shares of the fund may be purchased or redeemed. The fixed income fund, composed of guaranteed insurance contracts with insurance companies is presented at contract value.

Payment of Benefits

On termination of service, a participant shall receive a lump-sum amount equal to the value of his or her account. Active participants may also elect hardship and in service withdrawals in accordance with plan provisions.

NOTE 4 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                             Year ended June 30,
                                                          ---------------------------
                                                            1996             1995
                                                          ----------       ----------
Net assets available for benefits per the
 financial statements                                     $2,577,892       $2,052,788
Amounts allocated to withdrawing participants
                                                          ----------       ----------
Net assets available for benefits per the Form 5500       $2,577,892       $2,052,788
                                                          ==========       ==========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                    Year ended June 30,
                                                                                  -----------------------
                                                                                    1996           1995
                                                                                  --------       --------
Benefits paid to participant per the financial
 statements                                                                       $104,509       $ 52,386
Add: Amounts allocated to withdrawing participants
 at June 30, 1996
Less: Amounts allocated to withdrawing participants
 at June 30, 1995
                                                                                  --------       --------
Benefits paid to participants per the Form 5500                                   $104,509       $ 52,386
                                                                                  ========       ========

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to June 30 but not yet paid as of that date.

As of June 30, 1996, there are $33,240 ($25,000 for 1995) of requested and approved loans, which have yet to be disbursed.

NOTE 5 - INVESTMENTS:

The Plan's investments are held in trust by Fleet Bank, National Association Trustee (the "Trustee") under the terms of a Trust Agreement. The following table presents the fair values of those investments that represent 5 percent or more of the Plan's net assets.

                                                                         Year ended June 30,
                                                                      ---------------------------
                                                                         1996             1995
                                                                      ----------       ----------
Investments at fair value as determined by quoted market price:
  Company stock fund -
    Loctite Corporation Common Stock -
      19,762 shares (1995 - 18,497 shares)                            $  918,933       $  841,614

Investments at fair value:
  Mutual Funds -
    Fidelity Advisory Services III Equity
    Portfolio Inc. - 23,671 shares
     (1995 - 19,816 shares)                                              494,719          358,277

Investments at contract value:
  Guaranteed Insurance Contracts with:
    New York Life Insurance Company
     Contract No. GA-06857-2, 5.60%, due 12-31-98                        181,603          179,571
    Metropolitan Life Insurance Company
     Contract No. GAC-13342-169, 6.54%, due 10-23-97                     307,847          288,949

    CNA Insurance Companies Contract No.
     GP 12862-016, 6.6%, due 12-31-97                                    285,966          268,234
                                                                      ----------       ----------
           Total investments                                          $2,189,068       $1,936,645
                                                                      ==========       ==========

During June 30, 1996 and 1995, the Plan's investments (including gains and losses on investments bought and sold during the year) appreciated in value by $70,091 and $95,191, respectively, as follows:

                                              Year ended June 30,
                                           ------------------------
                                             1996            1995
                                           --------        --------
Change in investments fair value, as
 determined by quoted market price:
    Loctite Corporation Common Stock
     Fund                                  $ 14,162        $ 48,982
    Diversified Equity Fund                  57,477          46,121
    Fidelity Magellan Fund                   (1,886)            107
    Templeton Foreign Fund                      338             (19)
                                           --------        --------
       Net change in fair value            $ 70,091        $ 95,191
                                           ========        ========

The following tables summarize the net gain on sales of Loctite Corporation's common stock during 1996 and 1995:

                                                                                                   Gain (loss)
 Month of               Number of                                                                    on sale
   sale                shares sold                Proceeds                      Cost                 of stock
 --------              -----------                --------                      ----               -----------
   1996:
   ----

July                          422                    $ 7,820                    $ 6,227               $ 1,593
August                        170                      3,190                      2,507                   683
August                      1,016                     48,360                     37,323                11,037
September                     235                     11,083                      8,711                 2,372
October                        54                      2,621                      1,974                   647
February                       42                      2,021                      1,560                   461
March                         145                      7,012                      5,427                 1,585
April                          24                      1,255                        903                   352
May                            45                        441                        422                    19
                           ------                     ------                    -------               -------

                            2,153                    $83,803                    $65,054               $18,749
                            =====                    =======                    =======               =======

  1995:

September                     111                    $ 4,824                    $ 3,934               $   890
October                        11                        484                        392                    92
December                      109                      4,767                      3,814                   953
February                      147                      6,640                      5,347                 1,293
June                           50                      2,440                      1,863                   577
                             ----                    -------                    -------               -------

                              428                    $19,155                    $15,350               $ 3,805
                              ===                    =======                    =======               =======

ERISA requires the use of the revalued cost method for reporting realized and unrealized gains and losses on Form 5500. Under this method, realized gains and losses are calculated as sales proceeds less the current value as of the beginning of the year (or acquisition cost if acquired during the year). Unrealized gains and losses are calculated as current value of investments held at the end of the year less their current value as of the beginning of the year (or acquisition cost if acquired during the year). Realized and unrealized gains and losses calculated using the current value method for the year ended June 30, 1996 and 1995 and the amounts presented in the financial statements are reconciled as follows:

                                                                1996                              1995
                                                                ----                              ----
                                                      Financial                          Financial
                                                     statements        Form 5500         statements       Form 5500
                                                     ----------        ---------         ----------       ---------
Net gain (loss) on investments
 sold                                                  $18,749            $ 3,697         $ 3,805          $ 1,071
Unrealized gain (loss) in fair market
 value of investments                                   51,342             66,394          91,386           94,120
                                                      --------           --------         -------          -------
Net gain (loss)                                        $70,091            $70,091         $95,191          $95,191
                                                       =======            =======         =======          =======

NOTE 6 - GUARANTEED INSURANCE CONTRACT:

Participants' contributions to the fixed income fund were invested in four guaranteed insurance contracts: one with Metropolitan Life Insurance Company, one with CNA Insurance Company and two with New York Life Insurance Company which guaranteed return ranging from 5.6% to 6.6%, maturing from October 23, 1997 to December 28, 2000.

NOTE 8 - INCOME TAXES:

The Plan has been qualified as tax exempt by the Puerto Rico Department of Treasury under the provisions of Section 165(a) of the Puerto Rico Income Tax Act of 1954, as amended. The Plan also qualifies as tax exempt for federal income tax purposes under the provisions of Section 1022 (i) of ERISA.

Under present U.S. and Puerto Rico income tax laws and regulations, a participant is not subject to income taxes on the contributions of the company, or on the interest, dividends or profits on the sale of securities received by the Trustee until the participant's account is distributed, either partially or totally, to the participant.

NOTE 9 - FEES AND EXPENSES:

As indicated in the Plan Agreement, the Trustee's fees and all administrative expenses incurred in the management of the Plan are paid by the Company.

NOTE 10 - PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

                                                          ADDITIONAL INFORMATION
                                                                      SCHEDULE I

            RETIREMENT AND SAVINGS PLAN OF LOCTITE PUERTO RICO, INC.
                            (SAVINGS PLAN FUND ONLY)
      ITEM 27a FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  JUNE 30, 1996

                                         Number of shares
                                             or Principal
   Identity of Issues                          amount        Cost of assets   Current value
   ------------------                    ----------------    --------------   -------------
FIXED INCOME FUND
New York Life Insurance Co.-
 Contract No. GIC-30414-4,
 5.75%, Mat. 12/28/00                             2,819       $    2,819       $    2,819
                                             ==========
New York Life Insurance Co.-
 Contract No. GA-06857-2,
 5.60%, Mat. 12/31/98                           181,603          181,603          181,603
                                             ==========
Metropolitan Life Insurance Co.-
 Contract No. GAC-13342-169,
 6.54%, Mat. 10/23/97                           307,847          307,847          307,847
                                             ==========
CNA Insurance Companies-
 Contract No. GP 12862-016,
 6.6%, Mat. 12/31/97                            285,966          285,966          285,966
                                             ==========       ----------       ----------
                                                                 778,235          778,235
                                                              ----------       ----------
LOAN FUND
Loans to participants                        $  301,836          301,836          301,836
                                             ==========       ----------       ----------

COMPANY STOCK FUND
Loctite Corporation-
 Common stock                                    19,762          753,177          918,933
                                             ==========       ----------       ----------

MUTUAL FUNDS
Fidelity Advisor Equity Portfolio Fund           23,671          373,429          494,719
                                             ==========
Templeton Foreign Fund                              627            5,977            6,276
                                             ==========
Fidelity Magellan Fund                              195           16,337           14,558
                                             ==========       ----------       ----------

                                                                 395,743          515,553
                                                              ----------       ----------

   Total Investments                                          $2,228,991       $2,514,557
                                                              ==========       ==========

                                INDEX TO EXHIBITS




    Description                                                     Page No.
    -----------                                                     --------

        (23)          Consent of Independent Accountants              E-1